

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2014

Via E-mail
Arben Kryeziu
President and Chief Executive Officer
Code Rebel Corporation
77 Ho'okele Street, Suite 102
Kahului, Hawaii 96732

> **Re:** **Code Rebel Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted November 24, 2014**
> **CIK No. 0001613011**

Dear Mr. Kryeziu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Registration Statement Cover Page

1.   The securities being registered on this form are to be offered on a continuous basis pursuant to Securities Act Rule 415. Please revise to check the applicable box.

Prospectus Cover Page

2.   Please ensure the outside front cover page of the prospectus presents only the information required by Item 501 of Regulation S-K and is limited to one page. In this regard, revise the description of your underwriting arrangements to provide a more succinct summary of the information required by Item 501(b)(8) of Regulation S-K. Provide a cross-reference to your prospectus summary or underwriting section for a more detailed discussion.

3. Revise the table to present the minimum and maximum offering amounts and the impact completion of those portions of the offering will have on commissions and net proceeds.

Prospectus Summary

Our Revenue Model and Product Distribution, page 3

4. Please revise to clarify how many of the 18,300 licenses that you have distributed were the result of a sale and how many were free-of-charge licenses for trial use. Also, tell us how many free-of-charge licenses for trial use were converted into sales. Lastly, tell us what consideration you have given to disclosing this information for each period presented in your financial statements.

Risk Factors, page 9

5. Please add a separately-captioned risk factor that addresses whether Mr. Kryeziu's other business and investment activities create a material risk of conflicts of interest with the company, and if so, how such conflicts will be resolved.

6. It appears that you should include a risk factor informing potential investors that management will not be required to conduct an evaluation of the effectiveness of its internal controls over financial reporting until the end of the fiscal year for which your second annual report is due. Also, state that so long as you remain a smaller reporting company, you will be exempt from the auditor attestation requirements concerning management's report on the effectiveness of internal control over financial reporting.

Risks Related to Our Company and Our Industry

The loss of the services of Arben Kryeziu …, page 15

7. Please quantify the minimum number of hours per week that your named executive officers intend to devote to the company.

Our software products are highly technical and may contain errors…, page 17

8. Here or in a separately-captioned risk factor, discuss the risks to your company resulting from the technical problems you encountered in 2013 that impacted your revenues. Ensure you discuss any material costs incurred as a result of these technical problems.

Use of Proceeds, page 27

9. Please revise to set forth the interest rate and maturity date of your indebtedness to Bump Networks. See Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year ended December 31, 2013 Compared to Year ended December 31, 2012

Revenue, page 33

10.   In an appropriate section of your management's discussion and analysis, please more fully explain the technical problems you encountered in 2013 and how these problems impacted your company and the marketing of your products. For example, discuss whether these problems delayed marketing of your products, reduced order flow or resulted in warranty claims or loss of customers. Additionally, discuss whether these technical problems, or others, currently persist or are threatened to recur and whether you expect any to continue to negatively impact your results.

Business

Our iRAPP Product Solution, page 37

11.   Please disclose the material terms of your license agreement with Microsoft and file the agreement as an exhibit, or advise why this is not required. See Item 601(b)(10)(ii)(B) of Regulation S-K. Additionally, please tell us what consideration you have given to including a risk factor that discusses the risks resulting from your licensing of this technology.

Industry Overview and Target Markets, page 39

12.   With respect to every third-party statement in your prospectus, such as the information provided by Forrester Research, please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

Management

Executive Officers, Key Consultants and Directors

Arben Kryeziu, page 47

13.   Please clarify that FlikMedia, Inc. has been a publicly-traded company since effecting a reverse merger on July 25, 2014.

14.	Please supplementally provide us with support for your statement that the mBloom Fund I, L.P. was established in partnership with the U.S. Department of Treasury.

Indemnification of Directors and Executive Officers, page 50

15.	Please remove the phrase "qualified in its entirety" following this heading. Descriptions in the prospectus must be materially complete without reference to the underlying documents. Similar language on pages 57, 66 and II-1 should also be revised.

Executive Compensation

Summary Compensation Table, page 52

16.	Please advise us of the purpose of the transactions described in the paragraph following the summary compensation table and confirm that you have paid Bump Network for these services, if true. To the extent the purpose of these transactions was to furnish compensation to your named executive officers, revise the table to include any amounts received for compensatory purposes. See Item 402(m)(1) of Regulation S-K. Additionally, clarify whether the transactions described here are separate than those described in the fourth paragraph in your related party section on page 55. If the transactions are separate, tell us what consideration you have given to disclosing these transactions in the related party section by cross-reference or otherwise.

17.	Please tell us what consideration you have given to including Petra Grimm, who appears to have been your CFO when you filed a Form D on July 8, 2014, in the summary compensation table. Consider Items 402(m)(2)(ii) and (iii) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 55

18.	Please revise the discussion of the sale of your subsidiary's building to Bump Networks, Inc. to clarify when the sale was completed, the sales price and the outstanding balance of the loan from Bump Networks after the $117,041 reduction was applied against it. Describe the basis on which the sales price was determined and the nature of any evaluation of the relationship of the sale price to fair market value of the property. Additionally, please tell us what consideration you have given to filing any related agreements as exhibits to your filing. See Item 601(b)(10) of Regulation S-K.

19.	Please expand your discussion of the related party payable you owe to Bump Networks, Inc. In this regard, ensure you discuss any repayment provisions, payments of principal or interest made and the rate or amount of interest payable on the indebtedness, if any.

Underwriting, page 61

20.   Please summarize the significant exceptions to the lock-up agreements and clarify
        whether you intend to file these agreements.

Index to Consolidated Financial Statements

Condensed Consolidated Balance Sheet September 30, 2014, page F-2

21.   We note that you have included an interim balance sheet as of September 30, 2014;
        however, you have not included a balance sheet as of the end of the preceding fiscal year.
        Please revise your presentation to include the balance sheet as of December 31, 2013.
        Refer to Rule 8-03 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-14

22.   We note that the auditor's opinion references the financial reporting framework
        "accounting principles accepted in the United States of America." Please revise to
        include an auditor's report with an opinion referencing the financial reporting framework
        "accounting principles generally accepted in the United States of America." Refer to
        AU-C Section 700.A31.

Part II – Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

23.   For each issuance of securities discussed in this section, please revise to briefly state the
        facts relied upon to reach your conclusion that the Section 4(a)(2) exemption was available.
        See Item 701(d) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-3

24.   With your next amendment, or as soon as practicable thereafter, please submit all omitted
        exhibits. Once you submit the omitted exhibits, we may have additional comments.

General

25.   Please supplementally provide us with copies of any graphics or artwork you intend to
        use in your prospectus. Upon review of such materials, we may have further comments.
        For guidance, consider Question 101.02 of our Securities Act Forms Compliance and
        Disclosure Interpretations.

26.   Please supplementally provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
        Spencer G. Feldman, Esq.
        Olshan Frome Wolosky LLP